Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PEABODY ENERGY CORPORATION
Peabody Energy Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:
FIRST: The name of the Corporation is Peabody Energy Corporation.
SECOND: The Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing Section (1) of the Article numbered “Fourth” so that, as amended, said Section of said Article shall be and read as follows:
“FOURTH: (1) The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 103,333,333 shares, consisting of 53,333,333 shares of Common Stock, par value $0.01 per share (the “Common Stock”), 10,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and 40,000,000 shares of Series Common Stock, par value $0.01 per share (“Series Common Stock”). The number of authorized shares of any of the Preferred Stock, the Common Stock or the Series Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock, the Common Stock or the Series Common Stock voting separately as a class shall be required therefor.

Upon the effectiveness of the filing (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of the Corporation, each 15 shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, par value $0.01 per share, automatically and without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Until surrendered, each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall only represent the number of whole shares of Common Stock into which the shares of Common Stock formerly represented by such Old Certificate were combined into as a result of the Reverse Stock Split.”
THIRD: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
FOURTH: The foregoing amendment shall be effective at 4:10 p.m. (local time in Wilmington, Delaware) on September 30, 2015.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 28th day of September, 2015.

PEABODY ENERGY CORPORATION

By:	/s/ A. Verona Dorch
Name: A. Verona Dorch
Title: Executive Vice President, Chief Legal Officer, Government Affairs and Corporate Secretary